UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of March 2022
Commission File Number 001-40316

VECTIVBIO HOLDING AG
(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36
4051 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 30, 2022, VectivBio Holding AG, or the Company, issued a press release announcing it has entered into both a note financing agreement, or the Loan, with Kreos Capital VI (UK) Limited or Kreos, and a partnering agreement, or the Agreement, with Asahi Kasei Pharma Corporation, or AKP.

The Loan

On March 26, 2022, the Company entered into the Loan with Kreos. The Loan is structured to provide the EUR equivalent of up to USD 75.0 million in borrowing capacity, the master loan line, or MLL, comprising two loan facilities of which EUR equivalent of USD 18.75 million is to be a convertible loan line. The remainder of the MLL, being a term loan of EUR equivalent of USD 56.25 million is to be drawn down at the same time as the convertible loan line tranches in three tranches as follows:

–Loan A1: EUR equivalent of USD 22.5 million;
–Loan A2: EUR equivalent of USD 15 million; and
–Loan B: EUR equivalent of USD 18.75 million.

Loan A1 will be available for drawdown from closing until September 30, 2022. Loan A2 will be available for drawdown from June 30, 2022 until September 30, 2022. Loan B will be available for drawdown until December 31, 2022.

The availability of any funds under a drawdown of Loans A1 and A2 or Loan B is conditional upon the Company having a debt-to-market cap ratio (where debt includes the amount of the proposed draw down) equal to or less than 25% at the time of each draw down. Loan B is conditional upon (i) the company raising USD 80 million in new equity and/or subordinated convertible debt, or other non-dilutive funds, and (ii) the Company releasing interim data for the Phase 2 STARS Nutrition study that supports continuation of such study.

The Loan will have an interest-only repayment period of until March 31, 2023, which can be extended to June 30, 2024, if certain conditions are met. Payments will then be comprised of both interest and principal until the loan is paid off, with an end date ranging from March 31, 2025 to June 30, 2026, if the interest-only period has been extended to June 30, 2024. Borrowings under the convertible loan portion of the Loan will bear interest at an implied fixed rate of 7.45% per annum and borrowings under the term loan portion of the Loan will bear interest at a fixed rate of 8.95% per annum. The convertible loan amount is convertible into a number of ordinary shares to be determined based on a price per ordinary share that is at a 130% premium to the volume weighted average price of shares traded during the 30-day period ending three days prior to either (i) with respect to the first portion of Tranche A, the earlier of the date of first drawdown of such portion or March 31, 2022 or (ii) on the date of each subsequent drawdown after the first drawdown, with respect to the remaining EUR equivalent of USD 65.0 million available under the Loan.

The Company may prepay all, but not part, of the term loan and the convertible loan amounts at any time, by notifying the lender at least fifteen days in advance of a date ending on a repayment date; provided, however, that Kreos may at its option convert the convertible loan into ordinary shares prior to receipt of any such prepayment notification.

As additional consideration for the Loan, Kreos received a fee of USD 750,000, as well as a warrant to purchase 324,190 of the Company’s ordinary shares at a price per ordinary share equal to the volume weighted average price per share for the 30-day period ending three days prior to the closing of the loan. The Company will grant to Kreos an additional warrant to purchase ordinary shares with an aggregate value of up to a maximum of USD 1.0 million, with an exercise price per share equal to the volume weighted average price per share for the 30-day period ending three days prior to the date of the first drawdown of Loan B. The warrants are exercisable for a period of seven years from the date of issuance.

The Loan contains customary affirmative and negative covenants. The affirmative covenants include, among others, administrative and reporting requirements subject to certain exceptions and materiality thresholds. The negative covenants include, among others, limitations on the Company’s ability to, subject to certain exceptions, incur additional debt.

The Company intends to use the proceeds from the Loan to advance its lead product candidate, apraglutide, and for general corporate purposes.

The Agreement

On March 30, 2022, the Company entered into the Agreement with AKP. Under the Agreement, the Company has granted an exclusive license, with the right to sublicense in multiple tiers, to AKP, to develop, commercialize and exploit products derived from the Company’s lead product candidate, apraglutide, within the territory of Japan. The Company and AKP will form a joint steering committee to handle development and regulatory plans, and AKP’s activities under the agreement will be conducted in partnership with the Company. The Company retains all rights to apraglutide not granted to AKP.

Pursuant to the terms of the Agreement, the Company will receive an upfront payment of JPY 3.0 billion (approximately USD 25M) and a cost-sharing payment of JPY 0.6 billion (approximately USD 5M) for development costs, both payable at closing. The Company is further eligible to receive up to a possible total of JPY 21.0 billion (approximately USD 170M) for cost-sharing, regulatory and commercialization milestones, as well as tiered royalties of up to a mid-double digit percentage on product sales continuing until the later of (i) expiration of regulatory exclusivity in Japan, or (ii) expiration of the last valid patent claim that provides exclusivity to apraglutide in Japan, or the Royalty Term. The Agreement will terminate upon the expiration of the Royalty Term.

The Company hereby incorporates by reference the information contained in the body of this Report on Form 6-K into the Company’s registration statement on Form S-8 (File No. 333-255524).

A copy of the press release announcing the Loan and the Agreement is furnished as Exhibit 99.1 hereto.
Forward-Looking Statements
Any statements contained in this Report on Form 6-K that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “will”, “shall”, “intends” and similar expressions, and are based on the Company’s current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from our expectations include the success of development and commercialization efforts with respect to the Company’s lead product candidate; and other risks and uncertainties that are described in the Risk Factors section of VectivBio Holding AG’s Registration Statement on Form F-1 declared effective by the Securities and Exchange Commission on April 8, 2021 and its other subsequent filings with the Securities and Exchange Commission. All forward-looking statements contained in this Report on Form 6-K speak only as of the date on which they were made. Except to the extent required by law, VectivBio Holding AG undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Exhibits

99.1	Press Release of the Company dated March 30, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

March 30, 2022	By:	/s/ Claudia D’Augusta
Claudia D’Augusta
Chief Financial Officer